September 14, 2006

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance - Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Celeste M. Murphy, Special Counsel

Re:	Internap Network Services Corporation Schedule TO-I filed August 29, 2006 File No. 005-56941

Ladies and Gentlemen:

On behalf of Internap Network Services Corporation (the “Company”), enclosed for filing is Amendment No. 3 to the above-referenced Schedule TO, together with Exhibit (a)(1)(L) thereto.

Amendment No. 3 to the Schedule TO contains revisions to the exchange offer that have been made in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated September 11, 2006. Set forth below are the Company’s responses to the Staff’s comments. The number of the responses and headings set forth below correspond to the numbered comments and headings on the letter from the Staff.

1.	Schedule TO-I Summary Term Sheet - Questions and Answers, page 1

Please eliminate the phrase from the penultimate sentence of the first paragraph that the information in this summary is not complete. The information you provided in the Schedule TO must be materially complete and the qualification suggests that the offer summary may not be materially complete.

Response: The Company has made the requested deletion.

2.	Section 4. Withdrawal Rights, page 25

We note your statement in the last paragraph of this section that you “will determine, in [y]our sole discretion, all questions as to the form and validity, including time of receipt, of notices to withdrawal. [Yo]ur determinations of these matters will be final and binding.” Please revise these sentences to more precisely define their scope. It appears that your interpretation of the these matters may not necessarily be final and binding on all parties. For example, while you may make a determination as to the form and validity of notices of withdrawal, when parties contest such determinations, the judgments of courts of law are generally considered final and binding in such matters.

Response: The Company has revised these sentences to more precisely define their scope by stating that the Company’s decisions are “[s]ubject to any order or decision by a court or arbitrator of competent jurisdiction.” In addition and in furtherance of the foregoing limitation, the Company has deleted language in this paragraph that these decisions can be made in the Company’s “sole discretion.”

3.	Section 6. Conditions of this Exchange Offer, page 26

We note your offer condition described in (a)(i), regarding actions or proceedings that “in [your] reasonable judgment, could (i) materially and adversely affect the business, condition (financial or other), income, operations or prospects….(emphasis added)” Please revise to specify or generally describe the prospects to which you refer and clarify what you mean by conditions other than financial, so that security holders will have the ability to objectively determine whether each condition has been triggered.

Response: In light of the Staff’s comment, the Company has deleted the words “or other” from this section such that it now speaks only to the Company’s “financial condition.” In addition, the Company has deleted the word “prospects” from this section.

4.	Section 6. Conditions of this Exchange Offer, page 26

We reference the last sentence of your offer condition, labeled (a)(ii). Describe what you mean by any action or proceeding that could “materially impair the contemplated future conduct of [y]our business,” as contemplated. Finally, tell us why it is appropriate that you may make such offer condition based on a “threatened” action as contemplated by this condition and the others found in (a) and (b). Please revise these conditions to specify or generally describe what you mean so that security holders will have the ability to objectively determine whether the condition has been triggered.

Response:  In light of the Staff’s comment, the Company has deleted section (a)(ii) and it no longer appears as a condition to the Exchange Offer. In addition, the Company has deleted the word “threatened” everywhere it appears in this section.

As requested by the Staff, the Company hereby acknowledges the following:

(i)         the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(ii)        staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

(iii)       the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call me at (404) 302-9700.

Sincerely,

/s/ Dorothy An

Dorothy An
Vice President and General Counsel
Internap Network Services Corporation

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